Exhibit 99.3

N E W S     R E L E A S E

Siyata Mobile Announces Second Quarter Financial Results

Management to Host Conference Call at 8:30 a.m. ET on Friday, August 16

Vancouver, BC – August 15, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced its financial results for the three months ended June 30, 2024.

Marc Seelenfreund, CEO of Siyata, said, “Second quarter revenue growth was tempered in large part due to the timing of the delivery of customer orders. However, we have a backlog of more than $7 million of confirmed orders, which gives us strong visibility into the second half of 2024. As such, we expect the third quarter will be a break-out quarter with high double digit year-over-year growth as the delivery of orders accelerates. We have achieved ‘stocked’ status for our SD7 handsets with four of the largest North American cellular carriers and continue to tap into new vertical markets reinforcing a growth trajectory that extends into 2025 and beyond.”

Key financial highlights for the three months ended June 30, 2024:

●	Revenues were $1.9 million compared to $2.7 million for the three months ended June 30, 2023.

●

Gross profit of $196,814, or 10.4% of revenue, compared to $804,000, or 29.7% of revenue, in the same period last year, primarily due to a one-time heavily discounted transaction to an international reseller which we believe will positively impact revenue in second half of 2024.

●	Net loss was $12.9 million as compared to a net loss of $2.3 million in the same period in the prior year, primarily due to a non cash recognition of the differences between fair value of capital raises compared to cash received resulting in a $6.7 million additional loss, as well as a $1.0 million loss due to transaction costs incurred for the financings and $2.0 million of marketing costs on investor awareness of our Company.

●	Adjusted EBITDA was ($3.8 million), versus ($2.0 million) in the prior year.

Liquidity and Capital Resources

As of June 30, 2024, the Company had a cash balance of $2.7 million compared to $0.9 million as of December 31, 2023.

During the second quarter, the company closed two public offerings of common shares and/or pre-funded warrants to purchase common shares for gross proceeds of approximately $10 million in aggregate.

Conference Call Details

The Company will host a conference call at 8:30 a.m. ET on Friday, August 16, 2024 to discuss its second quarter 2024 financial results.

Date: Friday, August 16, 2024

Time: 8:30 a.m. Eastern Time/5:30 a.m. Pacific Time

North America dial-in number: 888-506-0062

International toll-free dial-in number: 973-528-0011

Access Code: 922573

A replay will be available until August 30, 2024. To access the replay, dial +1 (877) 481-4010 or +1 (919) 882-2331. When prompted, enter Passcode 51033.

The call will also be available over the Internet and accessible at: https://www.webcaster4.com/Webcast/Page/2988/51033

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA".

Visit www.siyata.net and unidencellular.com to learn more.

Investor Relations:

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

-- Tables Follow --

Siyata Mobile Inc.

Condensed Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	June 30, 2024	December 31, 2023
Assets
Current
Cash	2,653,226	898,771
Trade And Other Receivables	1,508,799	1,181,257
Prepaid Expenses	2,244,232	29,673
Inventory	2,299,647	3,544,519
Advance To Suppliers	891,144	1,048,227
	9,597,048	6,702,447
Long Term Receivable	142,904	147,100
Investment in Securities	1,000,000	-
Right Of Use Assets	500,849	630,793
Equipment	157,022	175,335
Intangible Assets	7,785,176	7,856,730
Total Assets	19,182,999	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions	619,068	89,298
Sale of future receipts	2,152,375	1,467,899
Accounts Payable and Accrued Liabilities	4,087,199	3,449,103
Deferred Revenue	3,182	2,025
Short Term Lease Liability	243,214	254,668
Warrant Liability and Preferred Shares	10,755,482	156,433
	17,860,520	5,419,426
Long Term Lease Liability	284,393	385,639
	284,393	385,639
Total Liabilities	18,144,913	5,805,065
Shareholders’ Equity
Share Capital	92,565,727	85,714,727
Reserves	14,845,086	14,644,200
Accumulated Other Comprehensive Loss	98,870	98,870
Deficit	(106,471,597)	(90,750,457)
	1,038,086	9,707,340
Total Liabilities And Shareholders’ Equity	19,182,999	15,512,405

Siyata Mobile Inc.

Condensed Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the three and six months ended June 30, 2024 and 2023

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenue	$1,890,968	$2,710,717	$4,248,847	$4,513,354
Cost Of Sales	(1,694,154)	(1,906,227)	(3,188,616)	(3,212,347)
Gross Profit	196,814	804,490	1,060,231	1,301,007
	10.4%	29.7%	25.0%	28.8%
Expenses
Amortization And Depreciation	433,129	453,499	837,787	855,139
Development Expenses	-	31,465	35,000	85,450
Selling And Marketing	954,388	987,803	2,102,406	1,991,168
Equity promotion and marketing	2,000,000	250,000	2,150,000	591,200
General And Administrative	1,033,301	1,503,382	2,071,853	2,554,612
Bad Debts (Recovered)	-	10,148	18,858	10,148
Share-Based Payments	83,762	260,705	200,886	571,533
Total Operating Expenses	4,504,580	3,497,002	7,416,790	6,659,250

Net Operating Loss	(4,307,766)	(2,692,512)	(6,356,559)	(5,358,243)

Other Expenses
Finance Expense	942,283	41,251	1,722,039	75,349
Loss on issuance	6,129,282	-	6,129,282	-
Loss on extinguishment of financial liability	601,163	-	601,163	-
Foreign Exchange	(1,706)	(78,762)	(10,651)	(78,599)
Change In Fair Value of Warrant Liability	(31,986)	(321,384)	(54,570)	1,856,623
Transaction Costs	977,318	-	977,318	-
Total Other Expenses	8,616,354	(358,895)	9,364,581	1,853,373
Net Loss for The Period	(12,924,120)	(2,333,617)	(15,721,140)	(7,211,616)

Comprehensive Loss for The Period	(12,924,120)	(2,333,617)	(15,721,140)	(7,211,616)

Weighted average shares (after 18 to 1 reverse split)	108,922	5,417	70,307	4,691
Basic and diluted loss per share	(118.65)	(430.78)	(223.61)	(1,537.33)

Reconciliation to Adjusted EBITDA

(Expressed in US dollars)

For the three and six months ended June 30, 2024 and 2023

	Three Months Ended		Six Months Ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Net operating loss	(4,307,766)	(2,692,512)	(6,356,559)	(5,358,243)
addback
Amortization And Depreciation	433,129	453,499	837,787	855,139
Share-Based Payments	83,762	260,705	200,886	571,533

Adjusted EBITDA	(3,790,875)	(1,978,308)	(5,317,886)	(3,931,571)

- END -

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